UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(Southeast Airport Group)
(Name of Issuer)
Series B Shares, without par value
American Depositary Shares, evidenced by American Depositary Receipts, each representing ten Series B Shares
(Title of Class of Securities)
40051E202
(CUSIP Number)

JMEX B.V.	MAp Airports International Limited
c/o Fortis Intertrust (Netherlands) B.V.	Penboss Building
Prins Bernhardplein	50 Parliament Street
1097 JB Amsterdam	Hamilton HM12
The Netherlands	Bermuda
+31 (20) 521-4684	+1 (441) 295-8282

With copies to:

Edward Sonnenschein, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200	Alexander F. Cohen, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Washington, DC 20004 (202) 637-2200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 28, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). JMEX B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		47,974,228

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		47,974,228

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,974,228

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO**
* Based on 277,050,000 Series B shares reported as issued and outstanding at December 31, 2009 in the issuer’s Form 20-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on May 28, 2010.
** JMEX B.V. is a private company with limited liability organized under the laws of The Netherlands.

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). MAp Airports International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		47,974,228

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		47,974,228

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,974,228

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO**
* Based on 277,050,000 Series B shares reported as issued and outstanding at December 31, 2009 in the issuer’s Form 20-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on May 28, 2010.
** MAp Airports International Limited, formerly known as Macquarie Airports Limited, is a mutual fund company organized under the laws of Bermuda.

Amendment No. 4 to Schedule 13D
This amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by JMEX B.V. (“JMEX”) and its ultimate parent, MAp Airports International Limited (“MAp”), which are collectively referred to herein as the “Reporting Persons”, to amend and supplement the statement on Schedule 13D filed with the Securities and Exchange Commission on August 20, 2008, as amended by Amendment No. 1 filed on September 9, 2008, Amendment No. 2 filed on September 15, 2008 and Amendment No. 3 filed on December 24, 2008 (the “Schedule 13D”), to, among other things, reflect JMEX’s acquisition of series B shares (“Series B Shares”), without par value, and American Depositary Shares, as evidenced by American Depositary Receipts, each representing ten Series B Shares (the “ADSs”), of Grupo Aeroportuario del Sureste, S.A.B. de C.V., a limited liability corporation (sociedad anónima bursátil de capital variable) (the “Company”), organized under the laws of the United Mexican States.
Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended by adding at the end of such Item 3 the following paragraph:
In connection with the termination of the Nova Scotia swap described in Item 6, JMEX decided to acquire an additional 4,498,508 Series B Shares and an additional 1,934,291 ADSs (representing an aggregate of 19,342,910 Series B Shares) as set forth on Schedule VII hereto. Such acquisition was completed on June 28, 2010, as described in Item 5. The aggregate purchase price of $117,792,007.27 (excluding commissions) paid for those additional Series B Shares and ADSs was obtained from the cash reserves of JMEX and another affiliate of MAp.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by deleting the text thereof in its entirety and replacing it with the following:
JMEX acquired additional Series B Shares and/or ADSs concurrently with its termination of the Nova Scotia swap as described in Item 3.
The Reporting Persons are evaluating various options in respect of their interests in Series B Shares and ADSs. Concurrently with the evaluation of these various options, the Reporting Persons are taking preparatory steps to facilitate a sale of all of their Series B Shares and ADSs, including the Series B Shares and ADSs described in Item 3, from time to time in one or more market transactions, in the near term, depending on several factors, including the industry, economic and market conditions, the Company’s financial condition, business, operations, competitive position, prospects and share price, and other factors deemed relevant.
Other than as described in this Item 4, neither the Reporting Persons nor any other person named in Item 2, nor, to the knowledge of the Reporting Persons, any person listed on Schedules I or II, have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may, from time to time, review or reconsider their position, change their purposes and/or develop such plans or proposals.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended by replacing Section (a) thereof with the following paragraph:
(a) As of June 28, 2010, the Reporting Persons beneficially own 8,137,108 Series B Shares and 3,983,712 ADSs (representing 39,837,120 Series B Shares), over all of which shares each of the Reporting Persons have sole dispositive power and voting power. Such shares constitute approximately 17.32% of the Series B Shares, based on 277,050,000 Series B shares reported as issued and outstanding at December 31, 2009 in the issuer’s Form 20-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on May 28, 2010. (See response to Item 6 with respect to certain relationships to holders of Company securities.)
Item 5 of Schedule 13D is further amended by inserting at the end of Section 5(c) the following paragraph:
Schedule VII attached hereto, which is incorporated herein by reference, sets forth JMEX’s purchases of Series B Shares and ADSs representing Series B Shares on June 28, 2010 (the “Date”). Except as set forth on Schedule VII, there were no transactions in ADSs or Series B Shares that were effected during the Date by the Reporting Persons or any other person named in Item 2 or, to the knowledge of the Reporting Persons, by the other persons listed on Schedules I and II to the Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
The first paragraph of Item 6 of the Schedule 13D are hereby amended by replacing it in its entirety with the following:
Effective June 28, 2010, JMEX terminated its cash-settled equity swap (the “Nova Scotia swap”) with The Bank of Nova Scotia as counterparty. The Nova Scotia swap referenced Series B Shares and ADSs and represented economic exposure to approximately 8.61% of the Series B Shares reported by the Company as issued and outstanding at December 31, 2009.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: June 28, 2010

JMEX B.V.
By:	/s/ Kerrie Mather
Name: Kerrie Mather
Title: Director and authorized officer/signatory

MAp AIRPORTS INTERNATIONAL LIMITED
By:	/s/ Kerrie Mather
Name: Kerrie Mather
Title: CEO

Schedule VII
Additional Series B Shares/ADSs
A. Transactions in Series B Shares

		Price per Share (excluding
Trade Date	No. of Shares	commissions) (MXN)
June 28, 2010	8	62.41
June 28, 2010	4,400,700	62.45
June 28, 2010	97,800	62.46
B. Transactions in ADSs

			Price per ADS (excluding
Trade Date	No. of ADSs	No. of Underlying Shares	commissions) (US$)
June 28, 2010	1,934,291	19,342,910	49.42